FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file

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in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

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in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

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Yes	☐	No	☒

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in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail

Repsol YPF, Gas Natural and Sonatrach set up a joint

company for the construction of an LNG liquefaction plant

START-UP OF THE GASSI TOUIL LNG PROJECT IN ALGERIA

•	The plant’s capacity will be above 4 million tons per annum

•	Gassi Touil is the most important project to be developed in Algeria by an international consortium

Repsol YPF, Gas Natural and Sonatrach signed an agreement today to set up a joint company for the construction of an LNG plant in the Gassi Touil integrated project in Algeria. The signing took place in Algiers, with the presence of the Algerian Minister for Energy and Mining, Mr. Chakib Khelil, and the Chairmen of Repsol YPF, Gas Natural and Sonatrach, Messrs. Antonio Brufau, Salvador Gabarró and Mohamed Meziane.

The agreement was signed by Sonatrach’s Executive Vice President for Downstream, Mr. Abdelhafid Feghouli, Repsol YPF’s General Manager for Upstream, Mr. Nemesio Fernandez-Cuesta, and Gas Natural’s CEO, Mr. Rafael Villaseca.

The new company, Sociedad de Licuefacción (SDL), will build and operate the LNG liquefaction plant at the Gassi Touil project. This project involves exploring, producing, liquefying and marketing a block of hydrocarbon reserves in the area of Gassi Touil, Rhourde Nouss and Hamra, in eastern Algeria.

The shareholding structure of the new company is as follows: Repsol Exploración Argelia S.A. 48%; Gas Natural Exploración S.L. (a wholly-owned subsidiary of Gas Natural SDG) 32%, and Holding Sonatrach Raffinage et Chimie (a wholly-owned subsidiary of Sonatrach) 20%.

The Gassi Touil project was awarded in 2004 to the consortium made up of Repsol YPF (60%) and Gas Natural (40%), and was the first project ever to have been awarded in Algeria to a foreign consortium. The project’s synergies are sizable given the presence of the above two companies and their relevant position in the gas markets. Gassi Touil is adjacent to the Berkine basin, where the consortium was awarded the Gassi Chergui Ouest exploration block, and next to Repsol YPF’s blocks in Reggane (with gas reserves already discovered) and M´ Sari Akabli.

First direct access to reserves for Gas Natural

With an initial duration of 30 years, this project gives Repsol YPF a leading position in Algeria, which, added to its current presence in Libya, places the company in a privileged position in the Maghreb. For Gas Natural this project represents having direct access for the first time to natural gas reserves to meet the growing demand from the markets.

The LNG liquefaction plant, to be located at Arzew’s industrial area near El Djedid gas harbour, will have a nominal capacity of over 4 million tons per annum of LNG, which in the future may be expanded with the construction of a second train. The gas to be used in the plant will come from the gas reserves which were discovered at Gassi Touil, Rhourde Nouss and Hamra, and the LNG produced will be marketed by a company also jointly owned by Sonatrach, Repsol YPF and Gas Natural.

The project’s execution time, which includes the construction of the LNG plant, is 54 months. During 2005 the conceptual engineering works for the plant and the marine facilities were concluded. The basic engineering, currently being developed in Houston by specialized engineering companies supervised by

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Repsol YPF and Gas Natural, is expected to be concluded at the end of this month. The geotechnical and seismologic research and environmental impact study on the construction site have been developed and the main processing equipments have been awarded.

Seismologic and drilling campaign

Also, seismological data are being collected for the development of the Gassi Touil, Rhourde Nouss and Hamra areas in the most ambitious seismological campaign ever to have been conducted in Algeria. An intense drilling campaign is in preparation, to be initiated towards the end of the first half of 2006. In parallel, progress is being made on the design and construction of the facilities for the gas production and treatment.

Moreover, exploration works are being conducted in the above areas with the purpose of finding additional hydrocarbon reserves so as to carry out their further development and production, which could eventually feed a second liquefaction train.

Barcelona, March 14, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 14, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer